Exhibit 99.1

FEMSA refiled its Annual Report at the request of the CNBV

Monterrey, México, June 17, 2015 — At the request of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), Fomento Económico Mexicano, S.A.B. de C.V. (BMV: FEMSAUBD; NYSE: FMX) (“FEMSA” or the “Company”) has refiled with the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and the CNBV its annual report for the fiscal year ended as of December 31, 2014 in order to include the consolidated financial statements for the fiscal year ended as of December 31, 2012. Consolidated financial statements for the fiscal year ended as of December 31, 2013 and 2012 were previously included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2014.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. All of which is supported by a Strategic Business unit.